

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2018

<u>Via Email</u>
Mr. Bryan McLaren
Chief Executive Officer
Zoned Properties, Inc.
14269 N. 87th Street, #205
Scottsdale, AZ 85260

     Re: **Zoned Properties, Inc.**
        Form 10-K for the year ended December 31, 2017
        Form 10-K for the year ended December 31, 2016
        File No. 000-51640

Dear Mr. McLaren,

   We have reviewed your correspondence dated March 6, 2018, June 29, 2018, and August 16, 2018. Based on your facts and circumstances, we require that you include audited financial statements of your significant related party tenants consistent with Rule 8-02 of Regulation S-X in your Form 10-K for the year ended December 31, 2018 pursuant to our authority in Note 5 of Rule 8-01 of Regulation S-X since they represent material information and are necessary for the protection of investors. If you have any questions regarding this letter, please call me at (202) 551-3782.

          Sincerely,

          /s/ Jessica Barberich

          Jessica Barberich
          Associate Chief Accountant

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.